MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THIRD QUARTER OF 2016

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

The following management’s discussion and analysis ("MD&A"), which is dated as of November 7, 2016, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the three and nine months ended September 30, 2016 as well as an outlook for the Company based on a defined strategy. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and nine months ended September 30, 2016 (the “Interim Financial Statements”) together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2015 (the “Annual Financial Statements”). All dollar amounts in this MD&A are expressed in thousands of dollars (except per share and per ounce amounts) and, unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars). All share, share option and warrant amounts (except per share amounts) are presented in thousands. Additional information relating to the Company, including the Company's annual information form dated March 28, 2016, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of costs, cash flows, future gold production (including the timing thereof), Mineral Resource and Mineral Reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated Mineral Resources or Mineral Reserves (the Company's Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 28, 2016 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

CORE BUSINESS

Banro is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production on September 1, 2012, and the Namoya mine, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company also undertakes exploration activities at its DRC properties with the objective of delineating additional mineral resources. As well, the Company’s DRC subsidiary, Banro Congo Mining SA, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers. All business activities are followed in a socially and environmentally responsible manner.

For the purpose of this MD&A, cash costs, all-in-sustaining costs, average gold price received, gold margin and EBITDA are non-International Financial Reporting Standards (“Non-IFRS”) measures. Refer to the Non-IFRS Measures section of this MD&A for additional information.

THIRD QUARTER 2016 HIGHLIGHTS

(I)	FINANCIAL

Effective January 1, 2016, commercial production was declared at Namoya. As such, the financial results for the three and nine months ended September 30, 2016, reflect the activity of both Twangiza and Namoya while the financial results for the three and nine months ended September 30, 2015, reflect the activity of only Twangiza. The table below provides a summary of financial and operating results for the three and nine months ended September 30, 2016 and 2015 as well as the three months ended June 30, 2016:

	Q3 2016	Q3 2015	Change %		Q2 2016	YTD 2016	YTD 2015	Change %
Selected Financial Data
Operating revenues	67,465	38,504	75%		59,649	173,654	122,104	42%
Total mine operating expenses[1]	(56,085)	(23,084)	143%		(52,042)	(152,535)	(75,433)	102%
Gross earnings from operations	11,380	15,420	(26%	)	7,607	21,119	46,671	(55%	)
Net loss	(4,658)	(12,211)	(62%	)	(13,486)	(41,278)	(54,097)	(24%	)
EBITDA	23,871	19,400	23%		18,571	52,434	56,346	(7%	)
Basic net (loss)/earnings per share ($/share)	(0.02)	(0.05)	(60%	)	(0.04)	(0.14)	(0.21)	(33%	)
Key Operating Statistics
Average gold price received ($/oz)	1,266	1,117	13%		1,201	1,198	1,173	2%
Gold sales (oz)	53,284	34,467	55%		49,681	144,932	104,088	39%
Gold production (oz)	53,377	34,824	53%		49,673	147,242	105,092	40%
All-in sustaining cost per ounce ($/oz)	869	608	43%		901	876	631	39%
Cash cost per ounce ($/oz)	734	501	47%		735	744	539	38%
Gold margin ($/oz)	532	616	(14%	)	466	454	634	(28%	)
Financial Position
Cash including restricted cash	19,566	3,895			24,408	19,566	3,895
Gold bullion inventory at market value[2]	7,169	3,487			7,645	7,169	3,487
Total assets	898,754	869,806			899,191	898,754	869,806
Long term debt - current and non-current	204,543	166,859			192,464	204,543	166,859

(1)	Includes depletion and depreciation.

(2)	This represents 5,421 ounces of gold bullion inventory shown at September 30, 2016 closing market price of $1,323 per ounce of gold.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

•

Operating revenues for the three and nine months ended September 30, 2016 were $67,465 and $173,654, respectively, 75% and 42% higher compared to the corresponding prior year periods of $38,504 and $122,104, respectively. During the third quarter of 2016, ounces of gold sold increased by 55% to 53,284 ounces compared to sales of 34,467 ounces during the third quarter of 2015 due to the contribution of sales from Namoya partially offset by lower production at Twangiza. The average gold price per ounce sold during the third quarter of 2016 was $1,266 compared to an average price of $1,117 per ounce obtained during the third quarter of 2015. The average realized price for the third quarter of 2016 was lower than the average spot market price due to lower implied prices for stream revenues recognized.

•

Mine operating expenses, including depletion and depreciation, for the three and nine months ended September 30, 2016 were $56,085 and $152,535, respectively, compared to the corresponding prior year periods of $23,084 and $75,433, respectively. The increase is a result of the operating expenses attributable to Namoya which were treated as capitalized development costs throughout 2015. With the contribution of two operating mines, the increase in mine operating expenses attributable to depletion and depreciation was $11,156 and $25,405 for the three and nine months ended September 30, 2016, respectively.

•

Gross earnings from operations for the three and nine months ended September 30, 2016 were $11,380 and $21,119, respectively, compared to $15,420 and $46,671, for the corresponding periods of 2015. The 75% and 42% increases in revenue for the three and nine months ended September 30, 2016, were offset by 143% and 102% increases in mine operating expenses, respectively, as a result of the contribution from two mines.

•

Consolidated EBITDA for the nine months ended September 30, 2016 was $52,434 compared to $56,346 for the corresponding period of 2015, reflecting the lower production levels at Twangiza partially offset by the contribution from Namoya. Consolidated EBITDA for the three months ended September 30, 2016 was $23,871, the strongest quarter year-to-date 2016, representing a 29% increase over the second quarter of 2016 and a 139% increase compared to the first quarter of 2016 as a result of the increased contribution from Namoya delivering steady-state production levels.

•

Net loss for the three and nine months ended September 30, 2016 of $4,658 and $41,278, respectively, were driven by the combination of non-cash items totaling approximately $1,100 and $16,400, respectively, relating primarily to fair value losses on mark-to-market derivative liabilities such as the gold forward sale agreements, and preferred shares, driven by improvements in the gold price environment and warrants driven by the increase in the share price of the Company, that were outside the normal course of operating activities in the quarter.

•

Cash costs per ounce on a sales basis for the three months ended September 30, 2016 were $734 per ounce of gold, a 47% increase from $501 per ounce of gold for the corresponding period of 2015. Cash costs for the third quarter of 2016 were higher than the corresponding prior year period mainly due to the strong performance from Twangiza during 2015 when production levels exceeded expectations resulting in significant benefits in unit costs and Namoya being under development in 2015. With Namoya delivering steady state results, cash costs per ounce on a sales basis for the nine months ended September 30, 2016 were $744 per ounce of gold, in line with guidance of $700 to $800 per ounce of gold, representing a 38% increase from $539 per ounce of gold for the corresponding period of 2015.

•

Mine site all-in sustaining costs for the nine months ended September 30, 2016 were $876 per ounce (compared to $631 per ounce of gold for the nine months ended September 30, 2015) driven by higher cash costs and higher levels of sustaining capital expenditures per ounce. Mine site all-in sustaining costs for the third quarter of 2016 were $869 per ounce of gold (compared to $608 per ounce of gold in the third quarter of 2015) driven by higher cash costs and higher levels of sustaining capital expenditures per ounce.

(II)	OPERATIONAL - TWANGIZA

•	During the third quarter of 2016, Twangiza experienced no loss time injury (“LTI”).

•

During the third quarter of 2016, the plant at the Twangiza Mine processed 437,375 tonnes of ore at an average grade of 2.62 g/t Au (compared to 441,579 tonnes of ore at 3.07 g/t Au during the third quarter of 2015). The process recovery during the third quarter of 2016 was 67.0% (compared to 79.8% during the third quarter of 2015) to produce 25,187 (compared to 34,824 during the third quarter of 2015) ounces of gold. Recoveries at Twangiza during the quarter were driven by the blend of ore type based on the available mining faces.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

(III)	OPERATIONAL – NAMOYA

•	During the third quarter of 2016, Namoya experienced no LTIs.

•	Namoya gold production increased 20% from 23,455 ounces in the second quarter of 2016 to 28,190 ounces in the third quarter of 2016, in line with achieving steady state operations.

•

During the third quarter of 2016, the plant at the Namoya Mine stacked 656,164 tonnes of ore (compared to 446,653 tonnes during the third quarter of 2015). The head grade of ore stacked during the third quarter of 2016 was 1.87 g/t Au (compared to 1.67 g/t Au during the third quarter of 2015). Namoya produced 28,190 ounces of gold during the third quarter of 2016 (compared to 12,157 ounces of gold during the third quarter of 2015), representing delivery throughout the quarter in-line with steady state production levels.

(IV)	EXPLORATION

•	During the third quarter of 2016, exploration activities were limited to low level regional exploration and continued preparation for increased activity levels focusing on near mine exploration.

(V)	CORPORATE DEVELOPMENT

•

In July 2016, the Company entered into a gold dore purchase agreement (“Dore Agreement”) in connection with a $10,000 loan facility with Baiyin International Investment Ltd. (“Baiyin”). Baiyin is an affiliate of RFW Banro Investments Limited (“RFWB”), which currently owns approximately 16.5% of the outstanding common shares of the Company. The loan facility was funded in two equal tranches, the first tranche was funded in July and the second tranche was funded in September 2016. Under the Dore Agreement, Baiyin will purchase approximately 50% of the gold dore produced by Twangiza starting October 1, 2016 and approximately 50% of the gold dore produced by Namoya from December 1, 2016, in each case until the date the loan facility is repaid. The gold dore purchases under the Dore Agreement are at market prices.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

TWANGIZA MINE

Twangiza’s efforts during 2016 were focused on continuing to deliver results in line with the current design capacity of the plant and moving increased amounts of waste in order to expose additional ore zones. Increased mining activities during the third quarter of 2016 have allowed the operations to focus on increasing throughput.

			Prior
TWANGIZA MINE	Q3 2016	Q2 2016	Quarter	Q3 2015	Prior Year
			Change %		Change %
Gold sales (oz)	25,321	26,492	(4%)	34,467	(27%)
Gold produced (oz)	25,187	26,218	(4%)	34,824	(28%)
Material mined (t)	1,420,698	1,046,552	36%	707,861	101%
Ore mined (t)[1]	588,897	450,491	31%	453,960	30%
Waste mined (t)	831,801	596,061	40%	253,901	228%
Strip ratio (t:t)[2]	1.41	1.33	6%	0.56	152%
Ore milled (t)[1]	437,375	414,829	5%	441,579	(1%)
Head grade (g/t Au)[3]	2.62	2.75	(5%)	3.07	(15%)
Recovery (%)	67.0	75.7	(11%)	79.8	(16%)
Cash cost per ounce ($US/oz)	728	693	5%	501	45%

(1)	The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.

(2)	Strip ratio is calculated as waste mined divided by ore mined.

(3)	Head grade refers to the indicated grade of ore milled.

Twangiza’s production in the third quarter of 2016 was consistent with the second quarter of 2016. Mining production increased significantly over the second quarter of 2016 as Twangiza continued to move increased amounts of material to advance the mining program. Recoveries at Twangiza during the third quarter were impacted by the blend of ore type based on available mining faces and delays in the delivery and installation of the fine crushing expansion that was expected during the quarter. The equipment procured for this fine crushing expansion is expected to be received on site late in the fourth quarter of 2016 for commissioning in the first quarter of 2017. The Company is exploring available opportunities to expedite the project.

Gross spending and unit costs for the third quarter and year-to-date of 2016 in comparison to the second quarter of 2016 and the corresponding periods in 2015 are as follows:

Mine Operating Costs		($000's	)		Cost per tonne Milled ($/t)
	Q3 2016	Q2 2016		Q3 2015	Q3 2016	Q2 2016	Q3 2015
Mining Costs	4,720	4,722		3,603	10.8	11.4	8.2
Processing Costs	9,328	8,582		10,214	21.3	20.7	23.1
Overhead	4,962	5,431		4,771	11.3	13.1	10.8
Inventory Adjustments	(586)	(365)		(1,325)	(1.3)	(0.9)	(3.0)
Total mine operating cost	18,424	18,370		17,263	42.1	44.3	39.1
Total tonnes milled (tonnes)	437,375	414,829		441,579

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

Mine Operating Costs	($000's)		Cost per tonne Milled ($/t)
	YTD 2016	YTD 2015	YTD 2016	YTD 2015
Mining Costs	13,553	12,601	10.7	9.7
Processing Costs	26,464	29,145	20.9	22.4
Overhead	15,566	14,995	12.3	11.5
Inventory Adjustments	(2,663)	(640)	(2.1)	(0.5)
Total mine operating cost	52,920	56,101	41.8	43.1
Total tonnes milled (tonnes)	1,267,134	1,299,084

Mining

A total of 1,420,698 tonnes of material (Q2 2016 – 1,046,552 tonnes) were mined at Twangiza during the three months ended September 30, 2016, an increase of 36% from the previous quarter. Total ore mined was 588,897 tonnes during the three months ended September 30, 2016, an increase of 31% from 450,491 tonnes during the second quarter of 2016. The strip ratio in Q3 2016 of 1.41 increased from Q2 2016 of 1.33 and Q3 2015 of 0.56 as the operation continued to move additional waste to expose ore zones based on the mine plan. While total tonnes mined increased 36% from the second quarter of 2016, the cost of mining operations did not increase. This was as a result of improved productivity. The mining cost per tonne milled during the third quarter of 2016 decreased from the second quarter of 2016 as a result of the increase in tonnes milled.

Processing & Engineering

For the three months ended September 30, 2016, the plant at the Twangiza Mine processed 437,375 tonnes of ore (Q2 2016 – 414,829 tonnes), an increase of 5% from the second quarter of 2016. Gross processing costs increased 9% from the second quarter of 2016 as a result of increased reagent consumption based on the increased quantity of ore processed as well as the nature of the ore processed during the quarter. The resulting cost per tonne milled in the third quarter of 2016 increased 3% from $20.7 in the second quarter of 2016 to $21.3 per tonne.

Sustaining Capital Activities

During the third quarter of 2016, sustaining capital expenditures of approximately $3.8 million at Twangiza were primarily comprised of the ongoing construction of the tailings management facility (“TMF”) and the purchase of primary mobile and auxiliary equipment.

Expansion Capital Activities

During the third quarter of 2016, expansion capital activities of approximately $0.2 million related to the procurement of equipment for the fine crushing expansion project and work performed in relation to the new TMF.

Cash Cost and All-In Sustaining Costs

Cash costs per ounce sold at Twangiza for the third quarter of 2016 was $728 per ounce increasing 5% from $693 per ounce in the second quarter of 2016 mainly due to the 4% decrease in production levels. The all-in sustaining costs increased from $851 per ounce in the second quarter of 2016 to $879 per ounce in the third quarter of 2016, due to a combination of the higher cash costs and fewer ounces sold over the previous quarter.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

Cash Cost per ounce sold	($US/ounce)
	Q3 2016	Q2 2016	Q3 2015
Mining Costs	187	178	105
Processing Costs	368	324	296
Overhead	196	205	138
Inventory Adjustments	(23)	(14)	(38)
Total cash costs per ounce	728	693	501
Total ounces sold (ounces)	25,321	26,492	34,467
All-in sustaining costs per ounce	879	851	608

NAMOYA MINE

During the third quarter of 2016, Namoya produced 28,190 ounces, in line with steady state operations. Increased productivity levels throughout the operation were supported by the additional mining equipment, which provided a direct contribution to the 42% increase in material mined allowing for increased ore delivery to achieve the 35% increase in ore stacked.

NAMOYA MINE	Q3 2016	Q2 2016	Prior Quarter		Q3 2015	Prior Year
			Change %			Change %
Gold sales (oz)	27,963	23,189	21%		11,486	143%
Gold produced (oz)	28,190	23,455	20%		12,157	132%
Material mined (t)	2,709,422	1,904,968	42%		1,544,808	75%
Ore mined (t)[1]	602,183	452,982	33%		356,651	69%
Waste mined (t)	2,107,239	1,451,986	45%		1,188,157	77%
Strip ratio (t:t)[2]	3.50	3.21	9%		3.33	5%
Ore stacked (t)[1]	656,724	485,319	35%		446,653	47%
Head grade (g/t Au)[3]	1.87	2.03	(8%	)	1.67	12%
Cash cost per ounce ($US/oz)	740	782	(5%	)

(1)	The difference between ore mined and ore stacked is, generally, the result of the depleting of lower grade ore.

(2)	Strip ratio is calculated as waste mined divided by ore mined.

(3)	Head grade refers to the indicated grade of ore milled.

Gold production at Namoya during the third quarter of 2016 was 28,190 ounces, representing a 20% increase from the second quarter of 2016. This increase in production represents the achievement of steady state production levels throughout the third quarter. Processing activities progressively improved during the third quarter of 2016 with tonnes stacked increasing 35%, primarily due to increased mining activities with the commissioning of the new equipment.

Gross spending and unit costs at Namoya for the third quarter of 2016 are as follows:

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

Mine Operating Costs	($000's)		Cost per tonne Stacked ($/t)
	Q3 2016	Q2 2016	Q3 2016	Q2 2016
Mining Costs	8,041	7,871	12.2	16.2
Processing Costs	7,520	7,689	11.5	15.8
Overhead	5,545	4,018	8.4	8.3
Inventory Adjustments	(422)	(1,435)	(0.6)	(3.0)
Total mine operating cost	20,684	18,143	31.5	37.3
Total tonnes stacked (tonnes)	656,724	485,319

Namoya’s operating costs before inventory adjustments during the third quarter of 2016 increased as expected with productivity reaching management expectations for steady state operations.

Mining

A total of 2,709,422 tonnes of material was mined in the third quarter of 2016 (second quarter of 2016 – 1,904,968 tonnes), including ore mined of 602,183 tonnes (second quarter of 2016 – 452,982 tonnes). While total tonnes mined increased approximately 42% from the second quarter of 2016, ore mined increased approximately 33%, resulting in the strip ratio increasing from 3.21 to 3.50. The 42% increase in total tonnes mined resulted in a gross mining costs increasing only 2% from the second quarter of 2016 as a result of improved productivity. Mining cost per tonne stacked during the third quarter of 2016 was $12.2 per tonne, a decrease of 24% from $16.2 per tonne in the second quarter of 2016 with the commissioning of auxiliary equipment that significantly improved stacking rates.

Processing & Engineering

For the third quarter of 2016, 656,724 tonnes of ore was stacked (second quarter of 2016 – 485,319 tonnes), representing a 35% increase from the second quarter of 2016. The processing cost per tonne stacked during the third quarter of 2016 was $11.5, representing a decrease of approximately 27% from $15.8 per tonne in the second quarter of 2016 as a result of increased production over the fixed cost base as Namoya delivered steady state operation levels throughout the quarter. Recoveries at Namoya are trending towards 80%, which is consistent with prior and on-going metallurgical test work.

Sustaining Capital Activities

During the third quarter of 2016, sustaining capital at Namoya was approximately $3.4 million, consisting of the extension of the heap leach pad and the procurement and commissioning of the remaining auxiliary mobile equipment.

Cash Cost and All-In Sustaining Costs

Cash costs per ounce for the third quarter of 2016 were $740 per ounce, a 5% reduction from the second quarter of 2016, primarily driven by the increase in production levels. Due to the nature of the cost structure of Namoya, this trend is expected to continue as production levels continue to increase in the fourth quarter of 2016. The all-in sustaining costs per ounce for the quarter decreased to $860, from $957 in the second quarter of 2016, as a result of the decrease in cash costs and sustaining capital.

Cash Cost per ounce sold	($US/ounce)
	Q3 2016	Q2 2016
Mining Costs	288	339
Processing Costs	269	332
Overhead	198	173
Inventory Adjustments	(15)	(62)
Total cash costs per ounce	740	782
Total ounces sold (ounces)	27,963	23,189
All-in sustaining costs per ounce	860	957

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

EXPLORATION

During the third quarter of 2016, the exploration team continued with near mine resource development activities at Namoya and low level regional exploration and target generation works in the Twangiza, Lugushwa and Kamituga projects. Regional exploration activities included auger drilling and geological mapping.

Resource development activities at Namoya during the quarter included initial RC drilling with the aim of upgrading the in-reserve pit inferred blocks in the Kakula and Muviringu deposits into a higher resource category. The results obtained were in line with expectations, however, additional follow up activities are required. Additional target generation auger drilling activities and site preparation were undertaken in preparation of drill rig availability in the upcoming quarters when further resource conversion drilling will be completed. Additional targets were generated at Bulawayo and Seketi in addition to the recently discovered Namoya Summit hanging wall mineralized zone. All of these targets are expected to be drilled in the near-term.

In addition to the surface exploration activities, the exploration team explored opportunities related to underground resource targets at both Twangiza and Namoya beginning with desktop reviews of existing deep drilling data from the historical drilling programs carried out by the Company in order to identify next steps for evaluating potential underground resources.

OUTLOOK

Banro intends to continue to control costs by continuing to improve operating efficiencies through optimizing operating procedures and increasing production and processing capacities at Twangiza and Namoya to benefit from economies of scale, while maintaining strong environmental and safety standards.

The Company also intends to transition from diesel to hydro generated power at Twangiza and Namoya, which is expected to significantly reduce operating costs. The diesel generator sets would remain on site to serve as back-up power solutions in case of droughts or operational issues with a hydro plant. Banro is pursuing discussions with third parties with respect to the potential construction, financing and operation by third parties of a hydro plant that would be large enough to provide power to both Twangiza and Namoya. In addition to this, management is in the process of planning and implementing certain efficiency improvements at Twangiza and Namoya. At Twangiza, the Company intends to increase mill throughput by 10% to 15% from current design capacity through de-bottlenecking activities such as the incremental expansion of the pre-crushing circuit. At Namoya, the Company is planning to implement various optimization measures to enhance production and reduce operating costs, including the optimization of the crushing circuit, the agglomerated heap leap processing circuit and the installation of higher capacity pumps.

Furthermore, the Company is actively exploring the possibility of establishing underground mining under the existing open pits. Given Twangiza’s topography, adit access by horizontal or nearly horizontal shafts would be employed which tends to be less capital intensive than typical underground mining operations which utilize vertical shafts. Like at Twangiza, Namoya’s mineral resources endowment is also suited for underground mining under its existing pits through adit access. Banro anticipates that it would pursue the underground expansion at Namoya before doing so at Twangiza.

Based on current production levels, the Company expects 2016 annual consolidated production at or marginally below the lower end of the 2016 production guidance. With the increase in production from Namoya throughout 2016, consolidated cash costs have been trending downward into the lower half of the 2016 guidance range.

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this MD&A.

SELECTED FINANCIAL RESULTS OF OPERATIONS

Selected Financial Data	Q3 2016	Q3 2015	Change %		Q2 2016	YTD 2016	YTD 2015	Change %

Operating revenues ($000's)	67,465	38,504	75%		59,649	173,654	122,104	42%
Production costs ($000's)	(39,108)	(17,263)	127%		(36,513)	(107,798)	(56,101)	92%
Depletion and depreciation ($000's)	(16,977)	(5,821)	192%		(15,529)	(44,737)	(19,332)	131%
Gross earnings from operations ($000's)	11,380	15,420	(26%	)	7,607	21,119	46,671	(55%	)

General & administration ($000's)	(3,874)	(2,421)	60%		(4,282)	(11,793)	(8,871)	33%
Finance expenses ($000's)	(11,033)	(3,139)	251%		(10,383)	(33,783)	(16,478)	105%
Net loss ($000's)	(4,658)	(12,211)	(62%	)	(13,486)	(41,278)	(54,097)	(24%	)
EBITDA ($000's)	23,871	19,400	23%		18,571	52,434	56,346	(7%	)
Basic net loss per share ($/share)	(0.02)	(0.05)	(60%	)	(0.04)	(0.14)	(0.21)	(33%	)

Operating Revenues

Operating revenues increased $29.0M, or 75%, and $51.6M, or 42%, in the respective three and nine months ended September 30, 2016 as compared to the corresponding periods of 2015 as a result of a respective 55% and 39% increase in gold ounces sold. The average gold price received on ounces sold in the third quarter of 2016 was $1,266 per ounce compared to $1,117 per ounce received in the third quarter of 2015, an increase of 13%. The value of revenues recognized in the third quarter of 2016 are negatively impacted in relation to market spot prices as a result of the recognition of gold sales associated with the Company’s stream obligations at implied values which are below current spot prices.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

Production costs by element

Production Costs	Q3 2016		Q3 2015		Change		$/oz Sold				YTD 2016		YTD 2015		Change	$ /oz Sold
	($000's	)	($000's	)	(%)		Q3 2016	Q3 2015	Change %		($000's	)	($000's	)	(%)	2016	2015	Change %
Raw materials and consumables	13,997		5,356		161%		263	155	70%		37,970		15,533		144%	262	149	76%
Diesel	5,928		3,332		78%		111	97	14%		16,798		10,443		61%	116	100	16%
Salaries	7,610		4,156		83%		143	120	19%		23,398		13,123		78%	161	126	28%
Contractors	5,961		2,548		134%		112	74	51%		17,508		8,547		105%	121	82	48%
Other overhead	6,620		3,196		107%		124	93	33%		18,543		9,095		104%	128	88	45%
Inventory adjustments	(1,008)		(1,325)		(24%	)	(19)	(38)	(50%	)	(6,419)		(640)		903%	(44)	(6)	633%
Total production costs	39,108		17,263		127%		734	501	47%		107,798		56,101		92%	744	539	38%

Production costs, excluding inventory adjustments, for the three and nine months ended September 30, 2016 increased approximately 127% and 92%, respectively, from the corresponding prior year periods in 2015, as Namoya declared commercial production effective January 1, 2016 resulting in there being two mines as opposed to only Twangiza in 2015. Details of changes in production cost categories are included below:

Raw materials and consumables

Raw materials and consumables increased 161% and 144%, respectively, during the three and nine months ended September 30, 2016 from the corresponding prior year periods primarily due to increased consumption levels due to contributions from both operations. As a result of lower levels of production at Twangiza compared to the prior year periods coupled with Namoya completing ramp up to steady state operating levels, the cost per ounce sold for the three and nine months ended September 30, 2016 increased 70% and 76%, respectively.

Diesel

Diesel costs increased 78% and 61%, respectively, during the three and nine months ended September 30, 2016 as compared to the corresponding prior year periods as a result of contributions from both operations, but partly offset by lower diesel unit costs. Despite the lower diesel unit costs, the diesel cost per ounce sold increased 14% and 16%, respectively, due to lower levels of production at Twangiza.

Salaries

Salaries increased 83% and 78%, respectively, during the three and nine months ended September 30, 2016 compared to the corresponding prior year periods driven by the contribution of production costs from Namoya. On a cost per ounce sold basis, the increase of 19% and 28%, respectively, was driven by the lower production at Twangiza compared to the third quarter of 2015 along with higher unit costs from Namoya as production levels increased to steady state levels.

Contractors

Contractors increased 134% and 105%, respectively, during the three and nine months ended September 30, 2016 compared to the corresponding prior year periods as a result of the contribution of production costs from Namoya. Similar to salaries, on a cost per ounce sold basis, the increase of 51% and 48%, for the three and nine months ended September 30, 2016, respectively, was driven by the lower production at Twangiza compared to the corresponding periods of 2015 and the higher unit costs from Namoya as production levels increased to steady state levels.

Other overhead

Other overhead expense, which includes on-site administrative sundry costs, sales related costs, IT expenses, human resources expenditures and travel and camp costs, increased 107% and 104% in the three and nine months ended September 30, 2016, respectively, compared to the corresponding prior year periods primarily due to the contribution of production costs from Namoya. Consistent with other costs like salaries that are generally more fixed cost in nature, the cost per ounce sold increased 33% and 45%, for the three and nine months ended September 30, 2016, respectively, compared to the corresponding periods of 2015 due to lower production levels at Twangiza and the ramp up to steady state at Namoya.

Inventory adjustments

The inventory adjustments credit to production costs decreased in the three months ended September 30, 2016 compared to the corresponding prior year period as a result of a decrease of stockpiles at Namoya and gold bullion. The increase in the nine months ended September 30, 2016 compared to the corresponding prior year period was a result of an increase in gold-in-process and gold bullion inventory levels.

General and administrative expenses

The table below provides the general and administrative expenses for the three and nine months ended September 30, 2016 and 2015.

General & administrative expenses	Q3 2016		Q3 2015		Change			$	/oz Sold			YTD 2016		YTD 2015		Change			$	/oz Sold
	($000's	)	($000's	)	(%)		Q3 2016		Q3 2015	Change %		($000's	)	($000's	)	(%)		2016		2015	Change %
Salaries and employee benefits	725		805		(10%	)	14		23	(39%	)	2,153		2,524		(15%	)	15		24	(38%	)
Consulting, management, and professional fees	534		177		202%		10		5	100%		1,646		989		66%		11		10	10%
Office and sundry	394		382		3%		7		11	(36%	)	1,068		1,715		(38%	)	7		16	(56%	)
DRC corporate office	1,923		857		124%		36		25	44%		6,256		2,861		119%		43		27	59%
Depreciation	13		13		0%		-		-	0%		40		61		(34%	)	-		1	(100%	)
Other	285		187		52%		5		5	0%		630		721		(13%	)	4		7	(43%	)
General and administrative expenses	3,874		2,421		60%		72		69	4%		11,793		8,871		33%		80		85	(6%	)

Other charges & provisions	1,107		(1,000)		(211%	)	21		(29)	(172%	)	16,705		1,777		840%		115		17	576%

General and administrative expenses increased 60% and 33% to $3,874 and $11,793, respectively, for the three and nine months ended September 30, 2016, as compared to $2,421 and $8,871, respectively, for the corresponding periods in 2015. Details of changes in the general and administrative expenses category are as follows:

Salaries and employee benefits

Salaries and employee benefits decreased 10% and 15%, respectively, during the three and nine months ended September 30, 2016 as compared to the corresponding periods of 2015 as a result of a reduction in personnel.

Consulting, management, and professional fees

Consulting, management, and professional fees consist of legal and auditing fees, which increased to $534 and $1,646, respectively, for the three and nine months ended September 30, 2016, compared to $177 and $989, respectively, for the corresponding periods of 2015, as a result of additional costs incurred in the DRC in relation to employee benefit costs.

Office and Sundry

Office and sundry for the three months ended September 30, 2016 were consistent with the corresponding period of 2015, while office and sundry decreased from $1,715 to $1,068 for the nine months ended September 30, 2016 compared the corresponding period of 2015 as a result of efforts to reduce spending in the current year.

DRC corporate office

The DRC corporate office provides in-country support for the operations. For the three and nine months ended September 30, 2016, DRC regional office support expenses increased to $1,923 and $6,256 from $857 and $2,861, respectively, in the corresponding periods of 2015 as a result of the costs associated with the Namoya operations being reflected in the statement of comprehensive loss as opposed to being capitalized as development costs in previous years.

Other expenses

Other general and administrative expenses include travel and promotion expenses relating to a publicly traded company and contributions to the Banro Foundation, which increased by 52% and decreased by 13% in the three and nine months ended September 30, 2016, respectively, as compared to the corresponding periods of 2015 mainly due to the timing of activities.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

Finance expenses

Finance expenses increased in the three and nine months ended September 30, 2016 compared to the corresponding periods of 2015, from $3,139 and $16,478 to $11,033 and $33,783, respectively, as a result of interest, dividends and the amortization of deferred financing fees that were previously capitalized to the Namoya mine under construction asset as borrowing costs, as well as increased transactions costs due to the nature of financing activities completed in 2016.

Other charges and provisions

Other charges and provisions increased in the three and nine months ended September 30, 2016 compared to the corresponding periods of 2015, from a gain of $1,000 and a loss of $1,777 to losses of $1,107 and $16,705, respectively, as a result of non-cash items including fair value losses on mark-to-market derivative liabilities such as the gold forward sale agreements, preferred shares, and warrants driven by improvements in the gold price environment and the increase in the share price of the Company that were outside the normal course of operating activities in 2016.

Net loss

The Company’s net loss for the three and nine months ended September 30, 2016 was $4,658 and $41,278, respectively, compared to net loss of $12,211 and $54,097, respectively, in the corresponding periods of 2015. The net loss in the current year is a result of the recognition of non-cash fair value losses on derivative liabilities and increases in finance expenses due to transaction costs and all interest and dividends that were previously capitalized as borrowing costs being expensed.

EBITDA

EBITDA for the three and nine months ended September 30, 2016 increased 23% and decreased 7% compared to the corresponding periods of 2015, to $23,871 from $19,400, and to $52,434 from $56,346, respectively, primarily due to as the impact of Namoya as the operation ramps up to steady state production levels and decreases in gold ounces sold relating to Twangiza.

EXPLORATION AND DEVELOPMENT PROJECT EXPENDITURES

Exploration and evaluation expenditures

The Company incurred exploration and evaluation expenditures of $2,100 and $6,784 in the three and nine months ended September 30, 2016, respectively, decreases of 27% and 15%, respectively, compared to the corresponding periods of 2015, capitalized as exploration and evaluation assets in the Company’s consolidated statement of financial position. The allocation of such exploration and evaluation expenditures by project was as follows:

Exploration and evaluation expenditures	Q3 2016		Q3 2015		Change		YTD 2016		YTD 2015		Change
	($000's	)	($000's	)	(%)		($000's	)	($000's	)	(%)
Twangiza project	306		363		(16%	)	1,037		1,160		(11%	)
Namoya project	249		650		(62%	)	812		1,446		(44%	)
Lugushwa project	687		813		(15%	)	2,118		2,239		(5%	)
Kamituga project	636		808		(21%	)	2,097		2,224		(6%	)
Banro Congo Mining SARL	222		229		(3%	)	720		884		(19%	)
	2,100		2,863		(27%	)	6,784		7,953		(15%	)

As a part of managing costs across the Company, exploration work has been reduced and some support activities continue to be redirected to assist the operations as the Company transitions primarily to an operations focused company in the near term.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

SUMMARY OF QUARTERLY RESULTS

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the last eight quarters, beginning with the third quarter of 2016. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by IASB.

	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014
Operating revenues ($000's)	67,465	59,649	46,540	34,606	38,504	42,597	41,003	35,178
Gross earnings from operations ($000's)	11,380	7,607	2,132	9,374	15,420	14,529	16,722	10,966
Net (loss)/income ($000's)	(4,658)	(13,486)	(23,134)	(19,446)	(12,211)	(48,666)	6,780	272
(Loss)/earnings per share, basic ($/share)	(0.02)	(0.04)	(0.09)	(0.08)	(0.05)	(0.19)	0.03	0.00
(Loss)/earnings per share, diluted ($/share)	(0.02)	(0.04)	(0.09)	(0.08)	(0.05)	(0.19)	0.03	0.00

The Company recorded revenue of $67,465 for the three month period ended September 30, 2016 and a net loss of $4,658. Revenue for the three month period ended September 30, 2016 was higher than the prior quarter due to increase in gold ounces sold from increased production at Namoya as well as an increase in the average realized gold price from improvements in the gold market. Gross earnings from operations increased as a result of the increase in revenues with a smaller corresponding increase in costs due to Namoya achieving steady state levels. The lower net loss compared to the prior quarter was driven by higher improved earnings from operations and lower fair value losses on derivative instruments as a result of smaller improvements in the gold environment and the share price of the Company.

The Company recorded revenue of $59,649 for the three month period ended June 30, 2016 and a net loss of $13,486. Revenue for the three month period ended June 30, 2016 was higher than the prior quarter due to increase gold ounces sold from increased production at Namoya as well as an increase in the average realized gold price from improvements in the gold market. Gross earnings from operations increased as a result of the increase in revenues with a smaller corresponding increase in costs due to the ramp up of Namoya. The net loss was driven by increased financing costs and fair value losses on derivative instruments as a result of the improvement in the gold environment and the share price of the Company.

The Company recorded revenue of $46,540 for the three month period ended March 31, 2016 and a net loss of $23,134. Revenue for the three month period ended March 31, 2016 was higher than the prior quarter due to the contribution of Namoya being in commercial production, partially offset by lower realized gold prices, however, the gross earnings from operations decreased due to the higher unit costs at Namoya. The net loss was driven by the decreased gross earnings from operations as well as increased financing costs and fair value losses on derivative liabilities.

The Company recorded revenue of $34,606 for the three month period ended December 31, 2015 and a net loss of $19,446. Revenue for the three month period ended December 31, 2015 was lower than the prior quarter primarily due to a lower realized gold price combined with lower ounces sold. Lower revenue lead to lower gross earnings as operating costs including depreciation increased slightly. During the fourth quarter of 2015, a non-cash impairment charge of $11,100 relating to the Mine Under Construction asset, non-cash losses on derivative financial instruments, as well as the provisions for certain tax related items resulted in a net loss for the period. Net loss before impairment charge decreased from net income before impairment charges in the third quarter of 2015 as a result of the net impact of fair value gains and losses on financial instruments.

The Company recorded revenue of $38,504 for the three month period ended September 30, 2015 and a net loss of $12,211. Revenue for the three month period ended September 30, 2015 was lower than the prior quarter primarily due to a lower realized gold price combined with lower ounces sold, while gross earnings increased due to lower operating costs including depreciation. During the third quarter of 2015, a non-cash impairment charge of $23,000 relating to the Mine Under Construction asset resulted in a net loss for the period. Net income before impairment charge increased from the second quarter of 2015 as a result of lower production costs and the net impact of fair value gains and losses on financial instruments.

The Company recorded revenue of $42,597 for the three month period ended June 30, 2015 and a net loss of $48,666. Revenue for the three month period ended June 30, 2015 was higher than the prior quarter due to an increase in gold ounces sold due to the timing of gold sales and was partially offset by a lower gold price per ounce at Twangiza, while gross earnings from operations decreased as a result of increases in operating costs. During the second quarter of 2015, a non-cash impairment charge of $50,200 relating to the Mine Under Construction asset resulted in a significant net loss.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

The Company recorded revenue of $41,003 for the three month period ended March 31, 2015 and a net income of $6,780. Revenue and gross earnings from operations for the three month period ended March 31, 2015 were higher than the prior quarter due to an increase in productivity resulting in a reduction in unit costs and an increase in ounces of gold sold from improved production at Twangiza. The increase in net income was driven by increased gross earnings from operations being partially offset by increased general and administrative and finance costs.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2016, the Company had cash and cash equivalents of $9,487 plus restricted cash of $10,079 compared to cash and cash equivalents of $2,262 as at December 31, 2015. The Company completed during the first quarter of 2016 financings for gross proceeds totalling approximately $102,000 including a gold stream relating to Twangiza, a term loan, a private placement of common shares and warrants and a gold forward sale transaction. Additionally, the Company completed a $5,000 bank loan in the second quarter of 2016 and an additional term loan of $10,000 in the third quarter of 2016 following continued principal repayments on existing loans as well as gold forward sale deliveries.

During the three months ended September 30, 2016, the Company spent $2,702 in cash for exploration and evaluation expenditures, $7,569 in cash on property, plant and equipment and $nil on the development of the Namoya mine (compared to $3,271 spent on exploration and evaluation expenditures, $12,820 on property, plant and equipment and $3,612 spent on the development of the Namoya mine during the third quarter of 2015). During the three and nine months ended September 30, 2016, dividends of $3,613 and $7,391, respectively, with respect to the preferred shares were paid which included preferred share dividends accrued in prior periods. The accrued amount in respect of unpaid preferred share dividends was $969 as at September 30, 2016.

In January 2016, the Company further amended one of the gold forward sale agreements entered into by the Company in 2015 and received an additional $3,480 prepayment and revised the gold deliveries of 257 ounces per month to 381 ounces per month starting in January 2016.

In February 2016, the Company closed a $67,500 gold streaming transaction (the “Twangiza Transaction”) relating to the Twangiza mine with RFWB, a $22,500 term loan funded by RFWB and investment funds managed by Gramercy Funds Management LLC (“Gramercy”), and a $8,750 equity private placement to RFWB. With the completion of these transactions, the Company extinguished certain gold forward sale arrangements for approximately $31,761 and deposited $26,230 with the trustee for the payment of interest on the Company’s senior secured notes until their maturity in March 2017.

The Twangiza Transaction provided for the payment by the purchaser of a deposit in the amount of $67,500 and the delivery to the purchaser over time of a certain percentage (the “Entitlement Percentage”) of the life-of-mine gold production (effective January 1, 2016) from the Twangiza mine, or any other projects located within 20 kilometres from the current Twangiza gold mine, based on the gold price at the time of delivery. The Entitlement Percentage is 11% based on a gold price between $1,150 and $1,500 per ounce, 12.5% based on a gold price of less than $1,150 per ounce, and 9.5% based on a gold price greater than $1,500 per ounce. When total gold production from the Twangiza mine has reached 1.14 million ounces from the commencement of the stream, the Entitlement Percentages above will be reduced by 50%. The ongoing payments by the purchaser to Twangiza upon delivery of the gold are $150 per ounce. At any time after the third anniversary of the closing of the Twangiza Transaction, Twangiza may, at its discretion, terminate the stream by paying to the purchaser in cash a buyback price equal to an amount which would result in the purchaser achieving an implied internal rate of return of 17.5% on the cash flows arising from the stream during the period from the closing of the Twangiza Transaction to the date that is 12 months following the date of payment of the buyback price.

The term loan facility represents a loan of $22,500 with an initial maturity date of November 30, 2016, but which may be extended until November 30, 2020 provided certain financial tests are met. The facility bears interest at a rate of 8.5% per annum for the first 21 months of the term and then at a rate of the 3 month LIBOR rate plus 8.0% for the last two years of the term, with the interest payable quarterly and the principal repayable in full at the end of the term of the facility. The loan may be prepaid at any time without penalty. At any time following the second anniversary of the loan, the lenders may require repayment. Banro issued to the lenders a total of 10 million common share purchase warrants (“Warrants”) of Banro (5 million Warrants each to RFWB and to Gramercy in proportion to their advance of the term loan), with each such Warrant entitling the holder to purchase one common share of Banro at a price of $0.2275 for a period of three years.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

Under the private placement transaction, Banro issued 50 million common shares and 2.5 million Warrants to RFWB, for total gross proceeds to the Company of $8,750. These Warrants have the same terms as the Warrants issued under the term loan transaction as set forth above. The said 50 million common shares issued to RFWB represent approximately 16.5% of the currently outstanding common shares of Banro. For so long as RFWB holds at least 10% of the outstanding common shares of Banro, RFWB has the right to nominate one person for election to the Banro board of directors at the annual shareholders meeting.

In July 2016, the Company entered into the Dore Agreement in connection with a $10,000 loan facility with Baiyin, an affiliate of RFWB. The loan facility was funded in two equal tranches in July and September 2016. Under the Dore Agreement, Baiyin will purchase approximately 50% of the gold dore produced by Twangiza starting October 1, 2016 and approximately 50% of the gold dore produced by Namoya from December 1, 2016, in each case until the date the loan facility is repaid. The gold dore purchases under the Dore Agreement are at market prices.

As a result of restrictive covenants in the indenture under which the Company’s outstanding $175,000 in aggregate principal amount of senior secured notes (“Notes”) were issued, the Company’s ability to incur additional debt is currently limited. Should the Company experience production shortfalls at Twangiza or Namoya, suspension or delays in the receipt of goods and services, equipment breakdowns, or should the price of gold decrease, the Company will explore all available options to continue reducing operating costs, manage cash flows and secure additional funding.

The Notes with $175,000 in aggregate principal and preferred shares (issued by subsidiaries Twangiza (Barbados) Limited and Namoya (Barbados) Limited) with aggregate principal of $43,000 mature in March and June 2017, respectively. The Company continues to be focused on the replacement of these instruments.

CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations as at September 30, 2016 are described in the following table:

Contractual Obligations			Payments due by period
			Less than		One to three		Four to five
	Total		one year		years		years
	($000's	)	($000's	)	($000's	)	($000's	)
Operating leases	930		375		555		-
Finance lease	1,697		1,697		-		-
Equipment financing	4,601		3,188		1,413		-
Bank loans	12,208		12,208		-		-
Derivative instruments	18,775		13,760		5,015		-
Long-term debt	217,761		207,761		10,000		-
Interest on long-term debt[1]	11,273		10,333		940		-

(1) The Company has defeased the funds required for the future interest payments on the Notes.

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and nine months ended September 30, 2016 and 2015 was as follows:

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

	Q3 2016		Q3 2015		YTD 2016		YTD 2015
	($000's	)	($000's	)	($000's	)	($000's	)
Short-term employee benefits	787		857		2,318		2,507
Share-based payments	44		85		335		591
Other benefits	14		19		43		57
Employee retention allowance	25		63		109		189
	870		1,024		2,805		3,344

During the three and nine months ended September 30, 2016, directors fees of $144 and $346 (three and nine months ended September 30, 2015 - $97 and $227) were incurred for non-executive directors of the Company. As of September 30, 2016, $123 was included in accrued liabilities as a payable to key management (December 31, 2015 - $109).

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Interim Financial Statements included the following:

Provision for closure and reclamation

The Company’s operations are subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation. During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of a change over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Impairment

Assets, including property, plant and equipment, and exploration and evaluation, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost of disposal and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Mineral reserves and resource estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

Depreciation of mining assets

The Company applies the units of production method for amortization of its mine assets in commercial production based on reserve ore tonnes mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves to be amortized under this method. Factors that are considered in determining reserves are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by appropriately qualified persons in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact profits and the carrying value of assets.

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is used. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the assets useful life. Asset useful lives and residual values are re-evaluated annually.

Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mines under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

•	when the mine is substantially complete and ready for its intended use;
•	the ability to produce a saleable product;
•	the ability to sustain ongoing production at a steady or increasing level;
•	the mine has reached a level of pre-determined percentage of design capacity;
•	mineral recoveries are at or near the expected production level; and
•	the completion of a reasonable period of testing of the mine plant and equipment.

When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs cease. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements or mineable reserve development are assessed to determine whether capitalization is appropriate.

Provisions and contingencies

The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant laws and other appropriate requirements.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of comprehensive (loss)/income during the period the new information becomes available.

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

Financial instruments

The Company make judgements with respect to the timing of the extinguishment of financial instruments. These judgements are continuously evaluated and are based on the underlying nature of each financial instrument.

With respect to financial instruments related to commodities, the Company made judgements with regards to their appropriate recognition and presentation based on the intent of the arrangement, the option to settle in cash and the impact of the Company’s quantity and timing of expected future production.

NEWLY APPLIED ACCOUNTING STANDARDS

The following amended standards were applied as of January 1, 2016:

•	IFRS 10, Consolidated Financial Statements (amendment);
•	IAS 1, Presentation of Financial Statements (amendment);
•	IAS 16, Property, Plant and Equipment (amendment); and
•	IAS 38 Intangible Assets (amendment).

The adoption of these amended standards did not have a significant impact on the Company’s consolidated financial statements.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”) was issued by the International Accounting Standards Board in January 2016. The amendment clarifies that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment to IAS 7 is effective for annual periods beginning on or after January 1, 2017. The Company is evaluating the impact of this standard on its consolidated financial statements.

FINANCIAL INSTRUMENTS

Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, restricted cash, trade and other receivables, bank loans, and trade and other payables approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not typically enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars and European Euros. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the interim condensed consolidated statement of comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. A 10 percent movement of the US dollar against foreign currencies is not expected to result in a significant impact on the financial statements.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and trade and other receivables. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada and the DRC. The sale of goods exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Should the Company experience production shortfalls at Twangiza and/or Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease, the Company may need to further examine funding options. See Note 28(e) of the Interim Financial Statements for additional details.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rate and share based payment costs.

Foreign Operations and Political Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain required financing because of the perceived investment risk.

Access to Capital Markets and Indebtedness Obligation Risk

In March 2012, the Company closed a $175,000 debt financing, which included the issuance by the Company of $175,000 aggregate principal amount of senior secured notes (“Notes”) with an interest rate of 10% and a maturity date of March 1, 2017. As a result of this financing, together with additional financings carried out, the Company has a significant amount of indebtedness and other liabilities and obligations (collectively “Obligations”). The Company’s high level of Obligations could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to Obligations service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

Banro’s inability to generate sufficient cash flows to satisfy its Obligations would materially and adversely affect the Company’s financial position and results of operations. If the Company cannot make scheduled payments on its Obligations, the Company will be in default and holders of the Obligations could declare all outstanding amounts to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The indenture under which the Notes were issued, as well as other financing agreements the Company is a party to, contain a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under these agreements could result in an event of default. In the event the repayment of indebtedness is accelerated under these agreements, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Exploration and Development Risk

Certain of the Company's properties are in the exploration stage only and have not commenced commercial production. The Company currently does not generate income from properties under exploration. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

Mineral Reserve and Mineral Resource Estimates Risk

The Company's mineral resources and mineral reserves are estimates and no assurance can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental, Health and Safety Risk

The Company’s mining, exploration and development activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety and other related hazards and risks normally incident to gold mining operations, exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. A breach of such laws and regulations may result in significant fines and penalties. The Company intends to fully comply with all environmental and safety regulation applicable in the DRC and comply with prudent international standards.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

Reference is made to the Company's annual information form dated March 28, 2016 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at November 7, 2016, the Company had outstanding 303,482 common shares, 116 series A preference shares, 1,200 series B preference shares, stock options to purchase an aggregate of 20,200 common shares, 8,400 warrants (with each such warrant entitling the holder to purchase one common share of the Company at a price of $6.65 until March 1, 2017), additional warrants entitling the holders to purchase a total of 13,300 common shares of the Company at a price of Cdn$0.236 per share until August 18, 2017, and 12,500 warrants (with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.2275 until February 26, 2019). Reference is also made to the private placement completed in February 2014, pursuant to which preferred shares of two subsidiaries of the Company were issued. At the option of the holders of such preferred shares and at any time before the maturity date of such preferred shares of June 1, 2017, the holders are entitled to exchange their preferred shares into 63,000 common shares of the Company at a strike price of $0.5673 per common share.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2015 management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2015, the disclosure controls and procedures were ineffective due to the identification of a material weakness in the segregation of duties as discussed in the internal control over financial reporting section below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2015, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework of 2013. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2015, the Company’s internal control over financial reporting was ineffective due to a material weakness relating to segregation of duties.

With respect to segregation of duties, management concluded that there was a material weakness in internal controls over financial reporting relating to segregation of duties, including within the SAP accounting system, being inadequate for multiple individuals within the Company. This gives these individuals the ability to prepare and post journal entries across all account balances in the subsidiaries they had access to. Additionally, some individuals could prepare and post journal entries across all balances within the Company. While the Company relies on manual controls over financial reporting, this specific access privilege nullified the effectiveness of management’s review procedures and existing non-information technology general controls (“ITGC”) segregation of duties within the Company’s control framework. Management has reviewed and revised access privileges within the SAP accounting system from standard SAP user roles to address this issue. The remediation of this material weakness is currently in progress and management has implemented additional controls in order to mitigate the risk during the remediation process which is expected to be completed in the fourth quarter of 2016.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There have been no changes in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

NON-IFRS MEASURES

Management uses cash costs, all-in sustaining costs, average gold price received, gold margin, and EBITDA to monitor financial performance and provide additional information to investors and analysts. These measures do not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As these measures do not have a standardized meaning, they may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association that included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a sales basis. The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

	Q3 2016			Q3 2015
	Twangiza	Namoya	Consolidated	Twangiza
Mine Operating Costs ($)	25,055	31,030	56,085	23,084
Depreciation ($)	(6,631)	(10,346)	(16,977)	(5,821)
Cash Costs ($)	18,424	20,684	39,108	17,263
Sustaining Capital ($)	3,822	3,366	7,188	3,690
All-In Sustaining Cost - Mine Site ($)	22,246	24,050	46,296	20,953
General and Administrative Costs and Other ($)			3,814
All-In Sustaining Cost - Total ($)			50,110

Ounces Sold	25,321	27,963	53,284	34,467
Cash Cost per Ounce $/oz	728	740	734	501
All-In Sustaining Cost per Ounce - Mine Site $/oz	879	860	869	608
All-In Sustaining Cost per Ounce - Total $/oz			940

	YTD 2016			YTD 2015
	Twangiza	Namoya	Consolidated	Twangiza
Mine Operating Costs ($)	72,559	79,976	152,535	75,433
Depreciation ($)	(19,639)	(25,098)	(44,737)	(19,332)
Cash Costs ($)	52,920	54,878	107,798	56,101
Sustaining Capital ($)	10,894	8,222	19,116	9,589
All-In Sustaining Cost - Mine Site ($)	63,814	63,100	126,914	65,690
General and Administrative Costs and Other ($)			12,659
All-In Sustaining Cost - Total ($)			139,573

Ounces Sold	77,037	67,895	144,932	104,088
Cash Cost per Ounce $/oz	687	808	744	539
All-In Sustaining Cost per Ounce - Mine Site $/oz	828	929	876	631
All-In Sustaining Cost per Ounce - Total $/oz			963

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

EBITDA is intended to provide additional information to investors and analysts to determine cash earnings before financing and taxes. Banro calculates EBITDA as net income or loss for the period excluding: interest, income tax expense, depreciation and amortization, and other non-cash charges. EBITDA does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net loss for the period and EBITDA is presented below:

Q3 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	4,172	1,439	5,611	(10,269)	(4,658)
Finance expenses	911	1,611	2,522	7,854	10,376
Other non-cash charges	345	48	393	714	1,107
Share-based payments	8	2	10	46	56
Depletion and depreciation	6,631	10,346	16,977	13	16,990
EBITDA	12,067	13,446	25,513	(1,642)	23,871

Q2 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	1,504	(2,623)	(1,119)	(12,367)	(13,486)
Finance expenses	798	1,506	2,304	7,736	10,040
Other non-cash charges	2,631	260	2,891	3,284	6,175
Share-based payments	21	15	36	263	299
Depletion and depreciation	6,767	8,762	15,529	14	15,543
EBITDA	11,721	7,920	19,641	(1,070)	18,571

YTD 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	3,890	(8,471)	(4,581)	(36,697)	(41,278)
Finance expenses	4,768	4,034	8,802	23,032	31,834
Other non-cash charges	5,811	1,741	7,552	9,153	16,705
Share-based payments	33	19	52	344	396
Depletion and depreciation	19,639	25,098	44,737	40	44,777
EBITDA	34,141	22,421	56,562	(4,128)	52,434

Q3 2015	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	10,988	(23,212)	(12,224)	13	(12,211)
Finance expenses	1,404	99	1,503	2,182	3,685
Other non-cash charges	2,368	23,113	25,481	(3,481)	22,000
Share-based payments	10	-	10	82	92
Depletion and depreciation	5,821	-	5,821	13	5,834
EBITDA	20,591	-	20,591	(1,191)	19,400

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS – THIRD QUARTER 2016

Q2 2015	Twangiza	Namoya	Total Mine	Corporate		Consolidated
	$	$	$	$	$	$
Net Income/(Loss)	8,528	(50,299)	(41,771)	(6,895)		(48,666)
Finance expenses	1,391	99	1,490	4,545		6,035
Other non-cash charges	1,665	50,200	51,865	368		52,233
Share-based payments	15	-	15	139		154
Depletion and depreciation	7,125	-	7,125	23		7,148
EBITDA	18,724	-	18,724	(1,820)		16,904

YTD 2015	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	34,072	(73,609)	(39,537)	(14,560)	(54,097)
Finance expenses	2,967	296	3,263	12,161	15,424
Other non-cash charges	4,497	73,313	77,810	(2,833)	74,977
Share-based payments	85	-	85	564	649
Depletion and depreciation	19,332	-	19,332	61	19,393
EBITDA	60,953	-	60,953	(4,607)	56,346

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, the Company uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this MD&A, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, any reserve and resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Annual Report (File No. 001-32399), which may be secured from the Company, or from the SEC's website at http://www.sec.gov